Exhibit 99.3

British Columbia Securities Commission
Alberta Securities Commission	Grant Thornton LLP
Financial and Consumer Affairs Authority of Saskatchewan	Suite 1600
Manitoba Securities Commission	333 Seymour Street
Ontario Securities Commission	Vancouver, BC
Financial and Consumer Services Commission (New Brunswick)	V6B 0A4
Nova Scotia Securities Commission	T +1 604 687 2711
Office of the Superintendent of Securities, Government of Prince Edward Island	F +1 604 685 6569
Office of the Superintendent of Securities, Service Newfoundland and Labrador

January 11, 2022

Re:	Skeena Resources Limited (“Company”)
Change of Auditor Notice dated January 11, 2022

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,
Grant Thornton LLP

Robert J. Riecken, CPA, CA
Partner

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